 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Trautman, Jack P. (Last) (First) (Middle) 395 Page Mill Road, MS A3-18 (Street) Palo Alto, CA 94306 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) May 21, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Agilent Technologies, Inc.   (A)
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	9,022.14	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Trautman, Jack P. - May 2002
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Employee Stock Option (right to buy) (1)	11/26/2002 (2) | 11/25/2011	Common Stock - 35,000	$25.67	D
Employee Stock Options (right to buy) (1)	04/27/2002 (2) | 04/26/2011	Common Stock - 60,000	$39.23	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
By: Marie Oh Huber / Attorney-in-fact ________________________________ 05-30-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1473 (3-99)

Trautman, Jack P. - May 2002
Form 3 (continued)
FOOTNOTE Descriptions for Agilent Technologies, Inc. (A)

Form 3 - May 2002

Jack P. Trautman
395 Page Mill Road, MS A3-18

Palo Alto, CA 94306
Explanation of responses:

(1)   Right to buy Agilent Technologies, Inc. common stock granted under the Agilent Technologies, Inc. 1999 Stock Plan complying with Rule 16b-3.
(2)   The option is exercisable in four equal annual installments beginning on the first anniversary of the date of the grant. The first vesting date is stated.

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